SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

THE INTERPUBLIC GROUP OF COMPANIES, INC.

(Name of Subject Company (Issuer) and Filing Person (Issuer))

4.25% Convertible Senior Notes due 2023

(Title of Class of Securities)

460690 BA 7 and 460690 AZ 3

(CUSIP Numbers of Class of Securities)

Nicholas J. Camera, Esq.

Senior Vice President, General Counsel and Secretary

The Interpublic Group of Companies, Inc.

1114 Avenue of the Americas

New York, New York 10036

(212) 704-1200

(Name, address and telephone number of person

authorized to receive notices and communications on behalf of filing person)

With a Copy to:

Nicolas Grabar, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$400,000,000	$45,840

*	Calculated solely for purposes of determining the filing fee. The purchase price for the 4.25% Convertible Senior Notes due 2023, as described herein, is $1,000 per $1,000 principal amount. As of February 14, 2012, there was $400,000,000 in aggregate principal amount outstanding, resulting in an aggregate maximum purchase price of $400,000,000. The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $114.60 per million of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by The Interpublic Group of Companies, Inc., a Delaware corporation (the “Company”), and relates to the right of each holder (each, a “Holder”) of the Company’s 4.25% Convertible Senior Notes due 2023 (the “Notes”) to sell and the obligation of the Company to purchase the Notes upon the terms and subject to the conditions set forth in the Senior Debt Indenture, dated as of November 15, 2006 (the “Base Indenture”), between the Company and The Bank of New York, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of November 15, 2006 (the “First Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), between the Company and the Trustee. The right of a Holder to require the Company to purchase the Notes, as described in the Company Notice to Holders of the 4.25% Convertible Senior Notes Due 2023 issued by The Interpublic Group of Companies, Inc., dated February 15, 2012 (as amended from time to time, the “Company Notice”) and the related notice materials filed as exhibits to this Schedule TO, is referred to herein as the “Put Option.”

This Schedule TO is intended to satisfy the filing and disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEMS 1 THROUGH 9.

The Company is the issuer of the Notes and is obligated to purchase all of the Notes for which Holders validly exercise the Put Option pursuant to the terms and subject to the conditions set forth in the Indenture and the Notes. The Notes are convertible into shares of common stock, par value $0.10 per share, of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. The address and telephone number of the Company’s principal executive offices are 1114 Avenue of the Americas, New York, New York, 10036, (212) 704-1200. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Company Notice and the related notice materials filed as exhibits is incorporated by reference into this Schedule TO.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information. The Company believes that its financial condition is not material to a holder’s decision whether to put the Notes to the Company because the consideration being paid to holders exercising the Put Option consists solely of cash, the Put Option is not subject to any financing conditions, the Put Option applies to all outstanding Notes and the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

(b) Pro Forma Information. Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.

(c) Other Material Information. Not applicable.

ITEM 12.	EXHIBITS.

Exhibit Number	Description

(a)(1)(A)	Company Notice to Holders of the 4.25% Convertible Senior Notes due 2023 issued by The Interpublic Group of Companies, Inc., dated February 15, 2012.

(a)(1)(B)	Form of Letter of Transmittal and Purchase Notice.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(2)-(a)(4)	None.

(a)(5)(A)	Press Release issued on February 15, 2012.

(b)	None.

(d)(1)	Senior Debt Indenture, dated as of November 15, 2006, between the Company and The Bank of New York, as trustee, is incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-06686) filed with the SEC on November 17, 2006.

(d)(2)	First Supplemental Indenture, dated as of November 15, 2006, between the Company and The Bank of New York, as trustee, is incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K (File No. 001-06686) filed with the SEC on November 17, 2006.

(g)	None.

(h)	None.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

THE INTERPUBLIC GROUP OF COMPANIES, INC.

By:	/s/ NICHOLAS J. CAMERA
Name:	Nicholas J. Camera
Title:	Senior Vice President, General Counsel and Secretary

Date: February 15, 2012

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Company Notice to Holders of the 4.25% Convertible Senior Notes due 2023 issued by The Interpublic Group of Companies, Inc., dated February 15, 2012.

(a)(1)(B)	Form of Letter of Transmittal and Purchase Notice.

(a)(1)(C)	Form of Notice of Withdrawal.

(a)(2)-(a)(4)	None.

(a)(5)(A)	Press Release issued on February 15, 2012.

(b)	None.

(d)(1)	Senior Debt Indenture, dated as of November 15, 2006, between the Company and The Bank of New York, as trustee, is incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-06686) filed with the SEC on November 17, 2006.

(d)(2)	First Supplemental Indenture, dated as of November 15, 2006, between the Company and The Bank of New York, as trustee, is incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K (File No. 001-06686) filed with the SEC on November 17, 2006.

(g)	None.

(h)	None.